Mail Stop 3561

May 10, 2010

Mr. Paul E. Harrington
Chief Executive Officer
Easton-Bell Sports, Inc.
7855 Haskell Avenue
Suite 200
Van Nuys, California 91406

> **Re:** **Easton Bell Sports, Inc.**
> **Form 10-K for the year ended January 2, 2010**
> **Filed March 16, 2010**
> **File No. 333-123927**

Dear Mr. Harrington:

We have reviewed your letter dated May 6, 2010, in response to our letter dated April 22, 2010, and have the following additional comment. We think you should revise your future filings in response to this comment. Please respond to confirm that such comment will be complied with. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Polices

1. We note your responses to our prior comment numbers 1 and 2 and the additional disclosures you intend to include in future filings in the event that the Company becomes at risk of failing step one of the goodwill impairment test in future periods. To the extent that the Company's sales levels and net earnings continue to experience declines from levels experienced in prior periods, even if your reporting units are not at risk of failing step one, in addition to providing disclosure to this effect, please also disclose the key assumptions used in your most recent impairment analysis such as percentages of revenue and cost increases as well as discount rate used. In addition, please consider including a sensitivity analysis that indicates the percentage by which fair value of your reporting units would have to decrease in order for the carrying value of the reporting units to be in excess of fair value. As part of your response, please provide us with an example of this disclosure to be included in future filings

based on your most recent goodwill impairment analysis. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mark A. Tripp, CFO
(818) 994-1934